28 June 2011
BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2010 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 31 May 2011 (the “31 May Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (“2010 Annual Report”) (File No. 001-15170) that we filed with the Commission on 4 March 2011.

This letter contains our response to the 31 May Comment Letter.  For convenience, we have reproduced the Staff’s comments and provided our responses immediately below.

Financial Review 2010
Critical accounting policies, page 40

1.
You refer to Note 3 to the financial statements for additional information on the judgments and estimates, associated with all of your critical accounting policies other than turnover.  However, Note 3 does not describe the key assumptions, underlying these six other critical accounting estimates, and only provides a sensitivity analysis for the discount rate, used to determine the cost of providing pensions and other post-employment benefits.  Please provide us proposed disclosure to be included in future periodic filings to address your other critical accounting policies.

Mr. Jim Rosenberg, page 2

We believe that Note 3, ‘Key accounting judgements and estimates’, together with certain other notes to the financial statements included in the 2010 Annual Report already sets forth some of the key assumptions underlying the critical accounting policies adopted by the Company and its subsidiaries (the “Group”).  In response to the Staff’s comment, therefore, we propose including references to the relevant notes to the financial statements in the ‘Critical accounting policies’ section of the Operating and Financial Review in future annual reports on Form 20-F substantially as set out in Annex A.

We also propose enhancing the disclosure in Note 3 in future annual reports on Form 20-F to include further information on the key assumptions underlying and sensitivity analysis for certain critical accounting policies substantially as set out in Annex B.  We believe that Note 28, ‘Pensions and other post-employment benefits’, sufficiently describes the key assumptions underlying the critical accounting estimates related to pension and other post-employment benefits and the sensitivity of such critical accounting estimates to change, including by describing the approximate quantitative effect of a change to certain key assumptions.

Notes to the financial statements
29 Other provisions, page 148

2.
Please provide us proposed disclosure to be included in future periodic filings showing a disaggregation of the £4.111 billion charge for 2010 and the £2.047 billion amount paid in 2010 for each matter discussed on page 149, as the nature of these matters does not appear to be sufficiently similar to warrant aggregation under paragraph 87 of IAS 37.

In accordance with paragraph 87 of International Accounting Standard (“IAS”) 37, which allows companies to aggregate provisions to form a class, we have divided the Group’s total provision into classes relating to legal and other disputes, major restructuring programmes, employee related provisions, integration and manufacturing reorganisation and other provisions.  We believe that it is appropriate to treat legal and other disputes as a single class of provision and note the following similarities between the disputes: all cases arise from claims against the Group in respect of past actions by the Group; all are in the process of litigation by private or governmental litigants or are the subject of investigation by government bodies; the cases are being handled by the same group of employees within the Group following an integrated strategy for resolution; a significant amount of external legal advice is taken by management in respect of the potential outcomes of each case; and the outcome of each case is dependent on a number of unquantifiable factors, including, but not limited to, the scope of pre-trial discovery, motions made by the claimants and discussions with the litigants and government bodies.

Accordingly we believe that providing the detailed financial analysis of the balance of and movements in our provision for legal and other disputes in total provides an appropriate level of disclosure in accordance with IAS 37.  We also believe that our interpretation is consistent with the approach generally adopted in this area by entities reporting under International Financial Reporting Standards (“IFRS”).

Mr. Jim Rosenberg, page 3

Also, include in the proposed disclosure the number of court cases that were settled by these payments in 2010 and the number of court cases still open at December 31, 2010 and tell us your consideration of the disclosure guidance in SAB Topic 5Y Question 3.

In accordance with the disclosure requirements of IAS 37, the qualitative disclosure provided in Note 44, ‘Legal proceedings’ is intended to provide investors with information that can be made publicly available about specific disputes in order for investors to make an assessment of the risks involved in those disputes.  In determining the scope of information to be included in Note 44, we consider a number of factors.  For example, the Group may be involved in thousands of product liability and other cases and the number of cases can vary substantially from one period to the next based on developments in the cases.  In addition, lawyers may represent many potential claimants against the Group but may not actually file lawsuits while settlement discussions are in progress.  The amounts claimed by individual litigants can also vary substantially, as can the difference between the amount claimed and an eventual settlement.  Furthermore, the Group retains the right to defend any given action or attempt to reach an agreed settlement as well as to change that approach at any time, as it sees fit.  Given the complex issues involved and the range of potential outcomes of these cases, therefore, it is not possible to quantify the eventual outcome of any particular dispute.  As a result, we do not believe that providing information in relation to individual cases or claims will reliably assist investors in assessing the possible outcome of any particular dispute or is relevant to an understanding of historical or anticipated costs relating to particular claims.  We believe that such disclosure could potentially give a misleading impression of the amount of the liability that the Group could face, and so we provide information we believe appropriate for investors to be able to assess the potential aggregate impact of legal proceedings on the Group.  We believe that the qualitative disclosure provided in Note 44, ‘Legal proceedings’, is responsive to the guidance in SAB Topic 5Y Question 3.

In addition, include in the proposed disclosure the factors that determined your recognition of the £4.111 billion legal charge obligation in 2010 instead of earlier periods.

The £4.111 billion legal charge was recognised in 2010 in accordance with our stated accounting policy for legal and other disputes set out in Note 2, ‘Accounting principles and policies’.  Our judgment was that during 2010 various disputes had either reached the stage where we considered it was probable that there would be an outflow of resources from the Group and that we could make a reliable estimate of that outflow, or had developed such that our estimate of the probable outflow had changed sufficiently to require an increase in the provision previously recognised. Specifically, we increased our provision to reflect our then-best estimates of the potential outcomes of outstanding legal and other disputes, including primarily relating to a US government investigation of our former manufacturing site at Cidra, Puerto Rico, product liability and anti-trust litigation relating to Paxil, an investigation by the US Attorney’s Office for the District of Colorado into our US sales and promotional practices and product liability cases regarding Avandia in the United States.

Mr. Jim Rosenberg, page 4

In the event that we make a similar substantial addition to the legal charge in future periods, we would undertake to include appropriate explanatory text, similar to the above, in the annual report on Form 20-F for that year.

3.
You do not appear to have provided all of the disclosure described in paragraphs 84-85 of IAS 37.  Please provide us proposed disclosure to be included in future filings or explain to us your basis for omitting this information.

We have reviewed our disclosure relating to provisions again and continue to believe that they meet the requirements of paragraphs 84 and 85 of IAS 37.  Specifically, on the basis of the aggregated disclosure in respect of legal and other disputes as a class of provision, we believe that the table provided in Note 29, ‘Other provisions’ on page 148 of the 2010 Annual Report meets the requirements of paragraph 84 of IAS 37.  We also believe that the table provided in Note 29, ‘Other provisions’ on page 148 of the 2010 Annual Report, the narrative disclosure provided in Note 29, ‘Other provisions’ on page 149 of the 2010 Annual Report, and the narrative disclosure provided in Note 44, ‘Legal proceedings’ meet the requirements of paragraph 85 of IAS 37 to the extent material to the Group.

44 Legal proceedings, page 178

4.
You indicate that the Group is involved in certain legal proceedings, where it is not possible to make a reliable estimate of the expected future financial effect.  For legal proceedings where the possibility of an outflow in settlement is other than remote, please provide us proposed disclosure to be included in future periodic filings showing, for each class of contingent liability, the disclosures described in paragraphs 86-92 of IAS 37, such as a description of the nature of the contingent liability and an estimate of the related reasonably likely financial effect.

The introduction to Note 44, ‘Legal proceedings’ explains the basis on which we make provision for settlement of legal disputes and also explains that there may be disputes where it is not possible to quantify the financial effect, if any, that may result from the resolution of the proceedings.  Pursuant to paragraph 91 of IAS 37, we propose adding language to Note 44 in future annual reports on Form 20-F to further elaborate on reasons why it is not practicable to quantify the financial effect of legal and other disputes for which we have not made provision for settlement.  Assuming this remains the position in future periods, we propose including disclosure substantially as set out below (new text is underlined):

“The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations, as well as related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 29, ‘Other provisions’. The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable

Mr. Jim Rosenberg, page 5

estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included but no provision would be made.  With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage.  The Group does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings; the entitlement of parties to appeal a decision; and clarity as to theories of liability, damages and governing law.”

Unless the circumstances do not warrant it, we also propose replacing the last sentence of Note 31, ‘Contingent liabilities’ in future annual reports on Form 20-F with the following text:

“Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  At 31 December 20xx, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow is more than remote.  Accordingly descriptions of the significant tax, legal and other disputes to which the Group is a party are set out in Note 14, ‘Taxation’ and Note 44, ‘Legal proceedings’.”

In all other respects, we believe that the narrative disclosure provided in Note 29, ‘Other provisions’ and Note 44, ‘Legal proceedings’ meet the requirements of paragraphs 86 to 92 of IAS 37, to the extent material to the Group.

*                               *                               *

Mr. Jim Rosenberg, page 6

The 31 May Comment Letter sought a statement regarding the following matters from us. Accordingly, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our 2010 Annual Report and the efforts of the Commission to provide clarity to shareholders and investors about these important matters.  We continually review the disclosures we make in an effort to ensure that we are complying with the applicable IFRS as well as providing information to our shareholders and investors that will enable them accurately to assess the financial position and prospects of the Group.  If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ Simon Dingemans

Simon Dingemans
Chief Financial Officer

cc:
Mr. Frank Wyman, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Andy Kemp, PricewaterhouseCoopers LLP
Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP

Annex A

Text proposed to be included within the Operating and Financial Review in future annual reports on Form 20-F (new text is underlined). This text will be updated as appropriate in each period.

Critical accounting policies

The consolidated financial statements are prepared in accordance with IFRS, as adopted for use in the European Union, and also with IFRS as issued by the IASB, following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting principles and policies’. Management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.

The critical accounting policies, for which information on the judgements and estimates made is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’, and in the relevant detailed notes to the financial statements as indicated below, relate to the following areas:

•	Turnover
•	Taxation (Note 14)
•	Legal and other disputes (Notes 29 and 44)
•	Property, plant & equipment (Note 17)
•	Goodwill (Note 18)
•	Other intangible assets (Note 19)
•	Pensions and other post-employment benefits (Note 28).

Annex B

Text proposed to be included for Note 3 to the financial statements, ‘Key accounting judgements and estimates’ in future annual reports on Form 20-F (new text is underlined). This text will be updated as appropriate in each period.

3 Key accounting judgements and estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the key accounting judgements and estimates made.

Turnover

Revenue is recognised when title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix.

The level of accrual is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

Taxation

Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amounts and timing of future taxable profits. Factors affecting the tax charge in future years are set out in Note 14, ‘Taxation’.  A 1% change in the Group’s effective tax rate in [2010] would have changed the total tax charge for the year by approximately [£32 million].

The Group has open tax issues with a number of revenue authorities. Where an outflow of funds is believed to be probable and a reliable estimate of the outcome of the dispute can be made, management provides for its best estimate of the liability.  These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgmental and could change substantially over time as new facts emerge and each dispute progresses.  Details relating to significant unresolved disputes are set out in Note 14, ‘Taxation’.  GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.

Legal and other disputes

GSK provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgmental and could change substantially over time as new facts emerge and each dispute progresses.  Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 44, ‘Legal proceedings’.

The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. In respect of product liability claims related to certain products there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims.  In certain cases an incurred but not reported (IBNR) actuarial technique is used to determine this estimate. The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that ~~could~~ will result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included, but no provision would be made and no contingent liability can be quantified. At 31st December 2010 provisions for legal and other disputes amounted to £4.0 billion (2009 – £2.0 billion).

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.

Property, plant and equipment

As set out in Note 17, ‘Property, plant and equipment’ the carrying values of property, plant and equipment are tested for impairment when there is an indication that the values of the assets might be impaired. Impairment is determined by reference to the higher of fair value less costs to sell and value in use, measured by assessing risk-adjusted future cash flows over the estimated useful life of the asset, discounted using appropriate interest rates. ~~These future cash flows~~ The ranges of estimated useful lives applied for each category of property, plant and equipment are set out in Note 2, ‘Accounting principles and policies’. The assumptions relating to future cash flows, estimated useful lives and discount rates are based on business forecasts and are therefore inherently judgemental. ~~Future~~ Given the large number of individual items of property, plant and equipment, it is not considered likely that a reasonably possible change in the assumptions applied in the impairment test of any one item would lead to a material adverse effect on the future results of the Group. However, future events could cause the assumptions used in these impairment tests to change, with a consequent adverse effect on the future results of the Group.

Goodwill

Goodwill arising on business combinations is capitalised and allocated to an appropriate cash generating unit. It is deemed to have an indefinite life and so is not amortised. Annual impairment tests of the relevant cash generating units are performed. Impairment tests are based on established market multiples or risk-adjusted future cash flows discounted using appropriate interest rates. ~~These future cash flows~~ The assumptions used in these impairment tests are set out in Note 18, ‘Goodwill’. In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill. The assumptions relating to future cash flows and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment tests ~~as set out in Note 18, ‘Goodwill’,~~ to change with a consequent adverse effect on the future results of the Group.

Other intangible assets

Where intangible assets are acquired by GSK from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised from the point at which they are available for use, over their estimated useful lives, which may include periods of non-exclusivity. Estimated useful lives are reviewed annually and impairment tests are undertaken if events occur which call into question the carrying values of the assets. Brands acquired with businesses are capitalised independently where they are separable and have an expected life of more than one year. Brands are amortised on a straight-line basis over their estimated useful lives, not exceeding 20 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment tests.

Both initial valuations and valuations for subsequent impairment tests are based on established market multiples or risk-adjusted future cash flows over the estimated useful life of the asset, where limited, discounted using appropriate interest rates~~. These~~, as set out in Note 19, ‘Other intangible assets’. The assumptions relating to future cash flows, estimated useful lives and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.